SingTel

05010381

2 August 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

RECEIVED
AUG 09 2005
SEC MAIL PROCESSING SECTION
WASH. D.C. 213

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 4 July 2005 to 29 July 2005.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

Encs

PR
AUG 12 2005
THOMSON FINANCIAL

SEC File No: 82-3622

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	29-Jul-2005 18:28:39
Announcement No.	00118

>> Announcement Details

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Announcement Title *	Resolutions passed at the 13th Annual General Meeting and Extraordinary General Meeting
Description	
Attachments:	ann-resospassed-sgx.pdf Total size = **72K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company registration number: 19921624D

ANNOUNCEMENT PURSUANT TO CLAUSE 704(14) OF THE SGX LISTING MANUAL

RESOLUTIONS PASSED AT THE 13TH ANNUAL GENERAL MEETING ("AGM") AND EXTRAORDINARY GENERAL MEETING ("EGM")

SingTel is pleased to announce, in accordance with Clause 704(14) of the Listing Manual of the Singapore Exchange Securities Trading Limited, that at SingTel's 13th AGM and the EGM held today, each of the resolutions referred to in the Notices of the AGM and the EGM dated 29 June 2005 was duly passed on a show of hands.

As part of SingTel's continuing efforts to enhance disclosures to shareholders, the proxy votes received for the 13th AGM and the EGM are set out below for information:

	For	Against	Abstain	Votes at Proxy's Discretion
13th AGM				
Resolution 1	2,374,734,334	18,500	2,641,616	716,277
Resolution 2	2,494,196,363	802,146	2,594,937	715,677
Resolution 3	2,465,525,639	3,986,134	2,672,477	726,267
Resolution 4	2,465,526,119	3,984,584	2,673,097	726,717
Resolution 5	2,465,564,489	3,949,744	2,673,987	716,717
Resolution 6	2,465,342,309	4,177,754	2,670,467	719,987
Resolution 7	2,464,290,041	5,129,452	2,761,597	538,775
Resolution 8	2,428,659,094	40,865,260	2,637,276	748,347
Resolution 9	1,730,733,813	744,082,141	1,725,124	755,087
Resolution 10	2,432,591,517	35,907,966	3,300,527	740,507
Resolution 11	2,453,878,041	14,741,893	3,180,076	740,507
EGM				
Resolution 1	2,209,148,498	41,044,534	2,749,716	545,334
Resolution 2	2,434,609,955	4,421,557	2,624,266	719,934

Dated: 29 July 2005

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/08/2005

TIME: 08:30:13

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Resolutions Passed at the 13th AGM and EGM

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From:	ASX.Online@asx.com.au
Sent:	Monday, August 01, 2005 6:30 AM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release

248282.pdf

ASX confirms the release to the market of Doc ID: 248282 as follows:
Release Time: 01-Aug-2005 08:30:06
ASX Code: SGT
File Name: 248282.pdf
Your Announcement Title: Resolutions passed at the 13th AGM and EGM

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	29-Jul-2005 12:34:44
Announcement No.	00013

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Presentation - 13th Annual General Meeting and Extraordinary General Meeting (29 July 2005)
Description	Attached are the presentation materials by Mr Lee Hsien Yang, President & Chief Executive Officer of Singapore Telecommunications Limited, at the 13th Annual General Meeting and Extraordinary General Meeting to be held today commencing at 3.00 pm.
Attachments:	2005AGMPresentation.pdf Total size = **1272K** (2048K size limit recommended)

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Lorinda Leung

From: Lim Li Ching
Sent: Friday, July 29, 2005 12:35 PM
To: Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com
[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, July 29, 2005 12:34:44 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
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```
Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00013
Submission Date & Time :: 29-Jul-2005 12:34:35
Broadcast Date & Time :: 29-Jul-2005 12:34:44
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
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ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/07/2005

TIME: 14:41:49

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Presentation - AGM & EGM

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Friday, July 29, 2005 12:42 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

247838.pdf

ASX confirms the release to the market of Doc ID: 247838 as follows:
Release Time: 29-Jul-2005 14:41:46
ASX Code: SGT
File Name: 247838.pdf
Your Announcement Title: Presentation - 13th AGM and EGM on 29 July 2005

13th Annual General Meeting and Extraordinary General Meeting 2005

29 July 2005

SingTel

Company registration number : 199201624D

Review of business and operations



Lee Hsien Yang

President & Chief Executive Officer

SingTel

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

“S$” means Singapore dollars and "A$" means Australian dollars unless otherwise indicated.

SingTel

Agenda

Review of business and operations

Corporate governance and Board of Directors

Dividend policy and track record

SingTel has built a powerful regional business

➢ Asia's leading communications group

65 million customers in 7 countries

Overseas contribution:
- 74% of proportionate revenues
- 66% of proportionate EBITDA




bharti
TELKOMSEL
AIS
GLOBE TELECOM
SingTel
'yes' OPTUS



Year ended 31 March 2005 – strong results

Key objectives exceeded

SingTel — S$1.5bn
- Robust cash flows

Optus — 9%
- Revenue growth outperformed market

Regional mobile — 28%
- Rapid earnings growth

Underlying NPAT — S$3.1bn
- Up 22%

EPS and dividends

Underlying EPS* — 17.8¢
- Up 26%

Ordinary dividend — 8¢
- Up 25%

Special dividend — 5¢

* Excluding goodwill, exceptionals, Belgacom's net contribution and FX on interco loan

SingTel

Positive outlook for current financial year

Strategic goal	Asia Pacific's leading communications group
Blue chip growth investment	Medium term objective ➢Double digit earnings growth
SingTel – cash flow engine	Free cash flow stable
Optus - challenger	Revenue to exceed overall market growth
Regional mobile – growth driver	Double digit earnings growth

SingTel

Committed to corporate governance

Annual report disclosure enhanced

- Corporate Governance and Nomination Committee given responsibility for developing and reviewing corporate governance principles and practices
- Operational & Financial Review section help shareholders better understand trends affecting the group
- Zero tolerance of fraud – new "whistle-blowing" policy

Recognition by investors

FinanceAsia — Best Corporate Governance in Singapore, FinanceAsia, Mar 2005

asia money — Best in Corporate Governance (Top in Singapore) Asiamoney, Dec 2004

SIAS Securities Investors Association (Singapore) — Singapore Corporate Governance Award (First), SIAS, Sep 2004

SingTel

Broad diversity of talent & experience in the Board



Chairman
Chumpol NaLamlieng

President & CEO
Lee Hsien Yang

- 6 out of 11 non-Singaporean directors
- 10 out of 11 independent directors

Non-executive directors



Graham John Bradley | Paul Chan Kwai Wah | Heng Swee Keat | Simon Israel | Tommy Koh



Deepak Parekh | John Powell Morschel | Jackson Peter Tai | Nicky Tan Ng Kuang

SingTel

Track record of generous shareholder payouts

➢ 2005: Third largest annual distribution since IPO

Dividend Policy

- **Ordinary dividend payout ratio 40-50%; annual payment**
- **If exceptional gains result in significant cashflows, Board will review alternative capital management strategies**


Special dividends following IDA compensation payments
Shareholder payout - S$bn [1]
2.7
2.1
4.1
2.2
S$3bn capital reduction
S$832m special dividend
S$1,331m ordinary dividend
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

SingTel

[1] Dividends shown gross

IPO shares – loyalty shares and capital distribution lower effective purchase price

Shareholder of 100 Group A shares (1993)


S$1.90
per share
Cost of investment reduced by loyalty
shares and capital distribution
S$0.40
per share
S$
S$24
+ 40 free loyalty shares
1993 cost of investment
Dividends 1993-2005
Capital reduction 2004
2005 net cost of investment


Shareholder of 100 ST 2 shares (1996)
Cost per share
1996
2005

SingTel

13th Annual General Meeting and Extraordinary General Meeting 2005

29 July 2005

SingTel

Company registration number : 199201624D

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	28-Jul-2005 17:25:50
Announcement No.	00067

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Incorporation of subsidiary - NCSI (ME) W.L.L.
Description	
Attachments:	322-sgx.pdf Total size = **50K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT PURSUANT TO
CLAUSE 704 OF THE SGX LISTING MANUAL

INCORPORATION OF SUBSIDIARY
NCSI (ME) W.L.L.

Singapore Telecommunications Limited ("SingTel") wishes to announce that, NCSI Holdings Pte Ltd ("NCSI Holdings"), an indirect wholly-owned subsidiary of SingTel, has incorporated a wholly-owned subsidiary in the Kingdom of Bahrain known as NCSI (ME) W.L.L. ("NCSI (ME)").

NCSI (ME) has a subscribed share capital of BHD 20,000 divided into 400 shares of BHD 50 each.

The principal activity of NCSI (ME) is the provision of information technology and communication engineering services. The directors of NCSI (ME) are Dr Chong Yoke Sin, Mr Eddy Tan Kah Hock and Mr Lum Hon Fye.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated: 28 July 2005

Foo Yen Yen

From: Lim Li Ching
Sent: Thursday, July 28, 2005 5:36 PM
To: Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, July 28, 2005 5:25:49 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00067
Submission Date & Time :: 28-Jul-2005 17:25:27
Broadcast Date & Time :: 28-Jul-2005 17:25:50
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement deta! ils.

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Thursday, July 28, 2005 5:34 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

247360.pdf

ASX confirms the release to the market of Doc ID: 247360 as follows:
Release Time: 28-Jul-2005 19:33:50
ASX Code: SGT
File Name: 247360.pdf
Your Announcement Title: Incorporation of subsidiary - NCSI (ME) W.L.L.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/07/2005

TIME: 19:33:53

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Incorporation of subsidiary - NCSI (ME) W.L.L.

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

SEC File No: 82-3622

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	21-Jul-2005 13:21:06
Announcement No.	00022

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Media Release - SingTel announces takeover offer by Optus for Alphawest
Description	
Attachments:	alphawest.pdf Total size = **422K** (2048K size limit recommended)

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'yes' OPTUS

Announcement
21 July 2005

SingTel announces takeover offer by Optus for Alphawest

Alphawest board unanimously recommends acceptance of Optus' offer

Singapore Telecommunications Limited ("SingTel") announced today that SingTel Optus Pty Limited ("Optus") intends, through a subsidiary Optus Networks Pty Limited, to make an off-market takeover offer for all of the ordinary shares in Alphawest Limited ("Alphawest") for cash consideration of 68 cents per share ("Offer Price"). The Offer is subject to a 90% minimum acceptance condition and a number of other conditions as set out in Appendix 1 to this announcement.

The Offer will involve a total consideration offered by Optus of A$25.9 million for 100% of the ordinary share capital.

Paul O'Sullivan, Optus Chief Executive, said: "We believe the Offer represents excellent value to all Alphawest shareholders. I am pleased that Alphawest's board has unanimously recommended that shareholders accept the Optus Offer."

Immediately prior to announcing the Offer, Optus signed an agreement with UXC Limited ("UXC") whereby it secured an option to acquire UXC's 19.96% holding of Alphawest shares at an exercise price of 68 cents per share payable in cash.

Hugh Beggs, Chairman of Alphawest said: "The company has an excellent fit with Optus's integration capabilities and we have partnered extremely well together to date. We welcome the opportunity provided by this offer to enhance our position in the Australian ICT market.

"The Optus Offer represents a substantial premium to Alphawest's current and recently traded share price. It is the opinion of the Alphawest board that Optus' Offer represents good value for all shareholders," Mr Beggs said.

The Offer price of 68 cents per share represents:

- A 13% premium to the Alphawest closing share price on 20 July 2005 (the last full day of trading before Optus announced the Offer) of 60 cents;
- A 28% premium to the one month volume weighted average price of Alphawest shares of 53 cents; and
- A 46% premium to the three month volume weighted average price of Alphawest shares of 47 cents.

Mr O'Sullivan said Alphawest was a high quality Information and Communications Technology (ICT) services provider and it would enhance Optus' ability to offer end-to-end solutions to corporate and government customers.

"This acquisition is part of Optus executing on our growth aspirations as an integrated ICT provider. It boosts our national presence and complements our areas of existing strength," he said.

"Alphawest has excellent credentials in network consulting, integration and information management services; high quality people and processes; and a track record of delivering high levels of customer satisfaction. It is for these reasons we are looking to acquire the Company and manage it as a wholly-owned subsidiary of Optus reporting to the Managing Director of Optus Business."

Optus Business combined with Alphawest would put Optus in the Top 10 ICT service providers, by revenue[1], in Australia.

Optus and Alphawest have entered into an implementation agreement under which the parties have agreed to cooperate to implement Optus' Offer. Additional information on the key terms of the agreement with Alphawest is set out in Appendix 2 to this announcement.

The latest equity market value of Alphawest based on 20 July's closing price is A$22.8 million. In addition, Alphawest has net debt of A$3 million[2] which Optus will assume.

Optus will fund the Offer from free cash flows.

Detailed information in relation to Optus' Offer will be set out in its bidder's statement which will be lodged with ASIC and provided to relevant stock exchanges. Optus expects Alphawest shareholders will receive a combined bidder's and target's statement in around four weeks.

About Alphawest

Alphawest is an Australian listed IT Services business, operating across the Australasian region, focusing on three key sectors of the IT Services market: Information Management, Infrastructure Solutions and Business Continuity. Operating since 1986, Alphawest has grown extensively and now employs over 400 staff based in 10 offices located across Australia and Singapore. For the financial year ending 31 December 2004, Alphawest generated revenues of A$142 million and an EBITDA of A$2.5 million. The year-on-year revenue growth was 21 per cent.

Media enquiries:

Optus
Luisa Ford
Optus Corporate Affairs
Tel: +61 (0) 2 9342 5045
Email: luisa.ford@optus.com.au

Alphawest
Garry Henley
CEO
Tel: +61 (0) 2 9263 5888
Email: garry.henley@alphawest.com.au

[1] Sourced from 2004 IDC rankings.
[2] Sourced from First Quarter Commitments Test submitted to the ASX on 29 April 2005

Appendix 1 - Offer Conditions

Optus' Offer, and any contract resulting from the acceptance of the Offer, is subject to the following conditions:

(a) **Minimum acceptance condition**

Before the end of the offer period, Optus and its associates have relevant interests in at least 90% of Alphawest shares then on issue.

(b) **Material adverse effect**

Between the date of the announcement of the bid and the end of the offer period, no change, event or condition occurs, is announced, disclosed or otherwise becomes known to Optus (whether it becomes public or not) that has or is reasonably likely to have a material adverse effect on the business, financial or trading position or condition, or the assets, liabilities, profitability or prospects of Alphawest or the Alphawest group of companies taken as a whole since 31 December 2004 other than changes, events or conditions publicly announced or publicly disclosed by Alphawest prior to the date of the announcement of the bid.

(c) **No material transactions**

Except for any transaction or proposed expenditure publicly announced or publicly disclosed before the date of the announcement of the bid none of the following events occurs between the date of the announcement of the bid and the end of the offer period:

(i) Alphawest or a subsidiary of Alphawest acquires, agrees to or comes under an obligation to acquire, or makes any public announcement or public disclosure about the acquisition of any companies or businesses (or any interests in any companies or businesses); or

(ii) Alphawest or a subsidiary of Alphawest acquires, agrees to or comes under an obligation to acquire, or makes any public announcement or public disclosure about the acquisition of any assets (or any interests in any assets) other than in the ordinary course of business; or

(iii) Alphawest or a subsidiary of Alphawest disposes, agrees to or comes under an obligation to dispose, or makes any public announcement or public disclosure about the disposal of any companies, businesses or assets (or any interests in any companies, businesses or assets) for an amount in aggregate in excess of $100,000; or

(iv) Alphawest or a subsidiary of Alphawest enters into, agrees to or comes under an obligation to enter into, or makes any public announcement or public disclosure about the entry into any joint venture or partnership or dual listed company structure.

(d) **No Prescribed Occurrences**

Between the date of the announcement of the bid and the end of the offer period, none of the following events occurs (each a **Prescribed Occurrence**):

(i) Alphawest converts all or any of the Alphawest shares into a larger or smaller number of shares;

(ii) Alphawest or a subsidiary of Alphawest resolves to reduce its share capital in any way;

(iii) Alphawest or a subsidiary of Alphawest:

(A) enters into a buy-back agreement; or

(B) resolves to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the Corporations Act;

(iv) Alphawest or a subsidiary of Alphawest issues shares, or grants an option over its shares, or agrees to make such an issue or grant such an option other than the issue of shares on the exercise of any options that are on issue as at the date of the announcement of the bid;

(v) Alphawest or a subsidiary of Alphawest issues, or agrees to issue, convertible notes;

(vi) Alphawest or a subsidiary of Alphawest charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(vii) Alphawest or a subsidiary of Alphawest resolves to be wound up;

(viii) a liquidator or provisional liquidator of Alphawest or of a subsidiary of Alphawest is appointed;

(ix) a court makes an order for the winding up of Alphawest or of a subsidiary of Alphawest;

(x) an administrator of Alphawest, or of a subsidiary of Alphawest, is appointed under section 436A, 436B or 436C of the Corporations Act;

(xi) Alphawest or a subsidiary of Alphawest executes a deed of company arrangement; or

(xii) a receiver, a receiver and manager, or other controller (as defined in the Corporations Act) is appointed in relation to the whole, or a substantial part, of the property of Alphawest or of a subsidiary of Alphawest.

(e) **Conduct of Alphawest's business**

Between the date of the announcement of the bid and the end of the offer period, none of the following events occurs:

(i) except as required by law, Alphawest or a subsidiary of Alphawest:

(A) increases the remuneration of or pays any bonus or issues any securities or options to, or otherwise varies the employment agreements with, any of its directors or employees except:

(I) as expressly required under the terms of any employment agreement existing as at the date of the announcement of the bid; or

(II) that the remuneration of employees may be increased provided that the remuneration of any one employee is not increased by more than 20% of the remuneration payable to that employee as at the date of the announcement of the bid and the increases in remuneration are not given to more than 5% of the number of employees as at the date of the announcement of the bid without Optus' prior approval; or

(B) accelerates the rights of any of its directors or employees to benefits of any kind; or

(C) pays a director, executive or employee a termination payment, other than as provided for in an existing employment contract;

(ii) Alphawest or an entity that Alphawest controls gives or agrees to give a financial benefit to a related party of Alphawest within the meaning of Chapter 2E of the Corporations Act;

(iii) Alphawest or a subsidiary of Alphawest enters into any arrangement for the borrowing of an amount in excess of $100,000 except as a consequence of the renegotiation of its Westpac Banking Corporation banking facilities existing as at the date of the announcement of the bid;

(iv) Alphawest or a subsidiary of Alphawest enters into any arrangement under which Alphawest or a subsidiary of Alphawest may be required to advance financial accommodation to another party, other than in the ordinary course of business;

(v) Alphawest or a subsidiary of Alphawest undertakes capital expenditure of an amount in excess of $200,000 with respect to any one item, other than any capital expenditure in accordance with relevant capital expenditure budgets on the date of the announcement of the bid;

(vi) Alphawest or a subsidiary of Alphawest conducts its business other than in the ordinary course.

(f) **No untrue statements**

Between the date of the announcement of the bid and the end of the offer period, Optus does not become aware of any statement that is untrue or fact that is required to be stated to make a statement not misleading in any document filed by or on behalf of Alphawest with ASX, and which has or is reasonably likely to have a material adverse effect on the business, financial or trading position or condition, or the assets, liabilities, profitability or prospects of Alphawest since 31 December 2004 other than changes, events or conditions publicly announced or publicly disclosed by Alphawest prior to the date of the announcement of the bid.

(g) **No regulatory action**

Between the date of the announcement of the bid and the end of the offer period:

(i) there not being in effect any preliminary or final decision, order or decree issued by a public authority;

(ii) no action or investigation being announced, commenced or threatened by any public authority;

(iii) no application being made to any public authority (other than by Optus or any associate of Optus),

in consequence of or otherwise relating to the Bid (other than a determination by ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by the Corporations Act or if the regulatory action results from action or inaction of Optus or its associates) which:

(iv) restrains or prohibits or otherwise materially adversely impacts the completion of any transaction contemplated by the implementation agreement with Alphawest (including the acquisition of Alphawest shares) or which threatens to do so; or

(v) seeks to require or approve the divestiture of any assets of any company within the Alphawest group or the Optus group.

(h) **Non-existence of certain rights**

No person (other than a member of the Optus group) has or will have any right (whether subject to conditions or not) as a result of Optus acquiring Alphawest shares to:

(i) acquire, or require the disposal of, or require Alphawest or a subsidiary of Alphawest to offer to dispose of, any material asset of Alphawest or a subsidiary of Alphawest; or

(ii) terminate, or vary the terms or performance of, any material agreement with Alphawest or a subsidiary of Alphawest,

except those rights that Optus has actual knowledge of.

(l) **Equal access to Information**

That at all times between the date of the announcement of the bid and the end of the offer period, Alphawest promptly (and in any event within two business days) provides to Optus a copy of all information that is not generally available (within the meaning of the Corporations Act) and that has not already been provided to Optus relating to Alphawest or any subsidiary of Alphawest or any of their respective businesses or operations that is provided by Alphawest or any of its related parties to any person (other than Optus) for the purpose of soliciting, encouraging or facilitating a proposal or offer by that person, or by any other person, in relation to any proposal or transaction that, if completed, would mean a person (other than Optus and its related bodies corporate) would:

(i) directly or indirectly, acquire an interest or a relevant interest in, or become the holder of:

(A) 20% or more of Alphawest's share capital or of the share capital of any of its subsidiaries; or

(B) all or a substantial or material part of Alphawest's business,

including by way of takeover bid, scheme of arrangement, capital reduction, sale of assets, sale of shares, joint venture or the creation of a direct or indirect economic interest;

(ii) acquire control of Alphawest, within the meaning of section 50AA of the Corporations Act; or

(iii) otherwise acquire, or merge with, Alphawest.

Each of the conditions in each paragraph and sub-paragraph above is a separate condition.

The conditions are conditions subsequent and do not prevent a contract resulting from acceptance of the Offer from coming into effect but any breach or non-fulfilment of them entitles Optus to rescind any contracts resulting from acceptance of the Offer.

Appendix 2 - Key terms of implementation agreement

Optus today entered into an agreement with Alphawest under which:

- Optus agrees to make offers under a takeover bid at A$0.68 for each Alphawest share.
- If Optus acquires more than 90% of all Alphawest shares, Optus will bid at fair value for all Alphawest options.
- Optus and Alphawest will prepare the formal takeover bid and response. Alphawest's target's statement will include:
  - a unanimous recommendation by the Alphawest Board to Alphawest shareholders to accept the offer in respect of all of their Alphawest shares in the absence of a superior offer to acquire all their Alphawest shares; and
  - a statement by each member of the Alphawest Board that that director will accept the offer in respect of all Alphawest shares held by that director or any associate of that director in the absence of a superior offer to acquire all their Alphawest shares.
- Alphawest agrees that until the end of Optus' offer period that:
  - neither Alphawest nor any of its related bodies corporate, directors, officers, employees, contractors, advisers, financiers or agents will:
    - subject to the fiduciary carve out described below negotiate or enter into or participate in negotiations or discussions with any person in relation to any proposal to directly or indirectly acquire 20% or more of Alphawest's shares or the shares of any of its subsidiaries or all or a substantial or material part of Alphawest's business, to acquire control of Alphawest or to otherwise acquire or merge with Alphawest (**Competing Proposal**); or
    - directly or indirectly solicit, invite, initiate, facilitate or encourage any enquiries, negotiations or discussions or communicate any intention to do any of these things with a view to obtaining any expression of interest, proposal or offer from any person in relation to an Competing Proposal;
  - Alphawest will not solicit, invite, initiate or encourage or facilitate or permit any person other than Optus to undertake due diligence investigations of Alphawest and subject to the fiduciary carve out, will not facilitate or permit any person other than Optus to undertake due diligence investigations of Alphawest; and
  - Subject to the fiduciary carve out Alphawest will not make available to any other person any non-public information about Alphawest.
- The fiduciary duty carve out will apply if the Alphawest Board obtains written advice from a Queen's Counsel or Senior Counsel that failing to take action with respect to a bonafide Competing Proposal would, in his or her reasonable opinion, be likely to constitute a breach

of the fiduciary or statutory obligations of the Alphawest Board and the Alphawest Board in good faith and having regard to the written advice of the Queen's Counsel or Senior Counsel determines that failing to take action with respect to the bonafide Competing Proposal would constitute a breach of their fiduciary or statutory obligations.

- If Alphawest is approached by any person about a Competing Proposal at any time until the end of Optus' offer period, Alphawest must notify Optus of the identity of the person and details of the Competing Proposal and any discussions with that person even if the fiduciary duty carve out applies.

- Alphawest must pay Optus a break fee of A$375,000 if before the end of Optus' offer period:

  - any member of the Alphawest Board recommends against, qualifies their support of or withdraws his or her recommendation or approval of Optus' offer or recommends or promotes a Competing Proposal;

  - a person other than Optus obtains control of Alphawest as defined in section 50AA of the Corporations Act;

  - an event outlined in conditions (c) (no material transactions), (d) (no prescribed occurrences), (e) (conduct of Alphawest's business) or (f) (no untrue statements) in Appendix 1 occurs and Optus does not waive the breach before the end of Optus' offer period; or

  - Alphawest is in material breach of any material clause of the agreement.

Foo Yen Yen

From: Lim Li Ching
Sent: Thursday, July 21, 2005 1:22 PM
To: Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, July 21, 2005 1:21:06 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00022
Submission Date & Time :: 21-Jul-2005 13:20:58
Broadcast Date & Time :: 21-Jul-2005 13:21:06
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement deta! ils.

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Thursday, July 21, 2005 1:47 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

245512.pdf

ASX confirms the release to the market of Doc ID: 245512 as follows:
Release Time: 21-Jul-2005 15:47:19
ASX Code: SGT
File Name: 245512.pdf
Your Announcement Title: Media release - SingTel announces takeover offer by Optus

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/07/2005

TIME: 15:47:29

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel Announces T/O Offer by Optus for Alphawest

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/07/2005

TIME: 15:47:17

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ALW's ann: Recommended Takeover Offer for Alphawest Ltd

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

SEC File No: 82-3622 ① B6 - Disposal / Adj^m

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	19-Jul-2005 20:09:13
Announcement No.	00085

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	19-07-2005
2.	Name of Director *	Lee Hsien Yang

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	19-07-2005
2.	Name of Registered Holder	Lee Hsien Yang
3.	Circumstance(s) giving rise to the interest or change in interest	Sales in Open Market at Own Discretion
	# Please specify details	Details of SingTel shares sold by Lee Hsien Yang from 18 July 2005 - 19 July 2005: a) 696,910 shares at S$2.69 per share b) 1,746 shares at S$2.68 per share Amount of consideration (excluding brokerage and stamp duties) per share paid in item 4 is the average consideration per share

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	698,656
As a percentage of issued share capital	0.0042 %
No. of Shares which are subject of this notice	698,656

As a percentage of issued share capital	0.0042 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.69
No. of Shares held after the change	0
As a percentage of issued share capital	0 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	698,656	16,997,220
As a percentage of issued share capital	0.0042 %	0.1019 %
No. of shares held after the change	0	16,997,220
As a percentage of issued share capital	0 %	0.1019 %

Footnotes

Note:

Lee Hsien Yang's direct interest before the change has been adjusted by 4 shares from 698,660 shares to 698,656 shares. The adjustment is pursuant to the capital reduction by SingTel that became effective in September 2004, and was not included in the Notice of Change in Director's Interest dated 22 September 2004 due to an error in computation.

The deemed interest of 16,997,220 shares includes:
(i) 12,446,475 ordinary shares held by Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 1,620 ordinary shares held by Lim Suet Fern, spouse of Lee Hsien Yang; and
(iii) an aggregate of up to 4,549,125 ordinary shares in SingTel awarded to Lee Hsien Yang pursuant to the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

Attachments:

Total size = **0**
(2048K size limit recommended)

(2) Wife - Disposal /Adj

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	19-Jul-2005 20:10:33
Announcement No.	00086

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	19-07-2005
2.	Name of Director *	Lee Hsien Yang

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	19-07-2005
2.	Name of Registered Holder	Lim Suet Fern, spouse of Lee Hsien Yang
3.	Circumstance(s) giving rise to the interest or change in interest	Sales in Open Market at Own Discretion
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	1,616
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	186
As a percentage of issued share capital	0 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.68

No. of Shares held after the change	1,430
As a percentage of issued share capital	0 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	16,997,216
As a percentage of issued share capital	0 %	0.1019 %
No. of shares held after the change	0	16,997,030
As a percentage of issued share capital	0 %	0.1019 %

Footnotes

Note:

Lim Suet Fern's interest before the change has been adjusted by 4 shares from 1,620 shares to 1,616 shares. The adjustment is pursuant to the capital reduction by SingTel that became effective in September 2004, and was not included in the Notice of Change in Director's Interests dated 22 September 2004 due to an error in computation. Lee Hsien Yang's deemed interest before the change has been adjusted accordingly.

Lee Hsien Yang's deemed interest of 16,997,030 shares after the change includes:
(i) 12,446,475 ordinary shares held by Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 1,430 ordinary shares held by Lim Suet Fern, spouse of Lee Hsien Yang; and
(iii) an aggregate of up to 4,549,125 ordinary shares in SingTel awarded to Lee Hsien Yang pursuant to the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

Attachments:

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	19-Jul-2005 20:11:53
Announcement No.	00087

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	19-07-2005
2.	Name of Director *	Lee Hsien Yang

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	19-07-2005
2.	Name of Registered Holder	Lee Hsien Yang
3.	Circumstance(s) giving rise to the interest or change in interest	Exercise of Share Options/Convertibles
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	1,900,000
As a percentage of issued share capital	0.0114 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	1.69

No. of Shares held after the change	1,900,000
As a percentage of issued share capital	0.0114 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	16,997,030
As a percentage of issued share capital	0 %	0.1019 %
No. of shares held after the change	1,900,000	16,997,030
As a percentage of issued share capital	0.0114 %	0.1019 %

Footnotes

Note: The deemed interest of 16,997,030 shares includes:
(i) 12,446,475 ordinary shares held by Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 1,430 ordinary shares held by Lim Suet Fern, spouse of Lee Hsien Yang; and
(iii) an aggregate of up to 4,549,125 ordinary shares in SingTel awarded to Lee Hsien Yang pursuant to the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

Attachments:

Total size = **0**
(2048K size limit recommended)

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	19-Jul-2005 20:13:12
Announcement No.	00088

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	19-07-2005
2.	Name of Director *	Lee Hsien Yang

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	19-07-2005
2.	Name of Registered Holder	Lee Hsien Yang
3.	Circumstance(s) giving rise to the interest or change in interest	Exercise of Share Options/Convertibles
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	1,900,000
As a percentage of issued share capital	0.0114 %
No. of Shares which are subject of this notice	2,150,000
As a percentage of issued share capital	0.0129 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	1.36

No. of Shares held after the change	4,050,000
As a percentage of issued share capital	0.0243 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level — From % To %

3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	1,900,000	16,997,030
As a percentage of issued share capital	0.0114 %	0.1019 %
No. of shares held after the change	4,050,000	16,997,030
As a percentage of issued share capital	0.0243 %	0.1019 %

Footnotes

Note: The deemed interest of 16,997,030 shares includes:
(i) 12,446,475 ordinary shares held by Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 1,430 ordinary shares held by Lim Suet Fern, spouse of Lee Hsien Yang; and
(iii) an aggregate of up to 4,549,125 ordinary shares in SingTel awarded to Lee Hsien Yang pursuant to the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

Attachments:

Total size = **0**
(2048K size limit recommended)

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Lorinda Leung

From: Lim Li Ching
Sent: Tuesday, July 19, 2005 8:09 PM
To: Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen
Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, July 19, 2005 8:09:13 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=

Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00085
Submission Date & Time :: 19-Jul-2005 20:09:06
Broadcast Date & Time :: 19-Jul-2005 20:09:13
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)

=-=

>> CLICK HERE <https://www1.sgxnet.sgx.com/web21/sgxnet/LCAnncSubmission.nsf/VwPublish/9D914CD2407A944748257043000F7B37?OpenDocument> for t! he full announcement details.

Lorinda Leung

From: Lim Li Ching
Sent: Tuesday, July 19, 2005 8:11 PM
To: Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen
Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, July 19, 2005 8:10:33 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00086
Submission Date & Time :: 19-Jul-2005 20:10:26
Broadcast Date & Time :: 19-Jul-2005 20:10:33
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE <https://www1.sgxnet.sgx.com/web21/sgxnet/LCAnncSubmission.nsf/VwPublish/6CF4E4109501418E4825704300285F0D?OpenDocument> for t! he full announcement details.

Lorinda Leung

From: Lim Li Ching
Sent: Tuesday, July 19, 2005 8:12 PM
To: Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen
Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, July 19, 2005 8:11:53 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00087
Submission Date & Time :: 19-Jul-2005 20:11:46
Broadcast Date & Time :: 19-Jul-2005 20:11:53
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE <https://www1.sgxnet.sgx.com/web21/sgxnet/LCAnncSubmission.nsf/VwPublish/1B8FD5A898FBBEF648257043002A0840?OpenDocument> for t! he full announcement details.

Lorinda Leung

From: Lim Li Ching
Sent: Tuesday, July 19, 2005 8:13 PM
To: Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen
Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, July 19, 2005 8:13:11 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00088
Submission Date & Time :: 19-Jul-2005 20:13:04
Broadcast Date & Time :: 19-Jul-2005 20:13:12
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE <https://www1.sgxnet.sgx.com/web21/sgxnet/LCAnncSubmission.nsf/VwPublish/43BFD047CBECC12648257043002A6A30?OpenDocument> for t! he full announcement details.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/07/2005

TIME: 08:29:58

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notices of Interest of Director

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Wednesday, July 20, 2005 6:30 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

245007.pdf

ASX confirms the release to the market of Doc ID: 245007 as follows:
Release Time: 20-Jul-2005 08:29:47
ASX Code: SGT
File Name: 245007.pdf
Your Announcement Title: Notices of Interest of Director

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lee Hsien Yang
Date of last notice	15 July 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Lim Suet Fern, spouse of Lee Hsien Yang
Date of change	18 July 2005 - 19 July 2005

No. of securities held prior to change	698,656 ordinary shares[1] 6,050,000 options 1,616 ordinary shares[2] – Lim Suet Fern, spouse of Lee Hsien Yang 12,446,475 ordinary shares – Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust Notes: [1] Lee Hsien Yang's direct interest before the change has been adjusted by 4 shares from 698,660 shares to 698,656 shares. The adjustment is pursuant to the capital reduction by SingTel that became effective in September 2004, and was not included in the Appendix 3Y submitted on 22 September 2004 due to an error in computation [2] Lim Suet Fern's interest before the change has been adjusted by 4 shares from 1,620 shares to 1,616 shares. The adjustment is pursuant to the capital reduction by SingTel that became effective in September 2004, and was not included in the Appendix 3Y submitted on 22 September 2004 due to an error in computation
Class	Ordinary
Number acquired	Please refer to details set out in "Nature of Change" below
Number disposed	Please refer to details set out in "Nature of Change" below

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Please refer to details set out in "Nature of Change" below
No. of securities held after change	4,050,000 ordinary shares 2,000,000 options 1,430 ordinary shares – Lim Suet Fern, spouse of Lee Hsien Yang 12,446,475 ordinary shares – Dexia Trust Services Singapore Limited, trustee of trust described above
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Details of transactions by Lee Hsien Yang from 18 July 2005 - 19 July 2005: a) Sale in open market at own discretion of 696,910 shares at S$2.69 per share b) Sale in open market at own discretion of 1,746 shares at S$2.68 per share c) Exercise of 1,900,000 share options at S$1.69 per share d) Exercise of 2,150,000 share options at S$1.36 per share Details of transaction by Lim Suet Fern, spouse of Lee Hsien Yang, on 19 July 2005: 1) Sale in open market at own discretion of 186 shares at S$2.68 per share

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : Lee Hsien Yang has been awarded up to 4,549,125 ordinary shares in SingTel pursuant to the SingTel Executives' Performance Plan and the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/07/2005

TIME: 08:30:12

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Wednesday, July 20, 2005 6:30 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

245008.pdf

ASX confirms the release to the market of Doc ID: 245008 as follows:
Release Time: 20-Jul-2005 08:29:59
ASX Code: SGT
File Name: 245008.pdf
Your Announcement Title: Appendix 3Y

SEC File No: 82-3622

Print this page

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	18-Jul-2005 12:39:14
Announcement No.	00017

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	15-07-2005
2.	Name of Director *	Simon Israel

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	14-07-2005
2.	Name of Registered Holder	Simon Israel
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Transfer from Chrysalis Holdings Ltd, a company wholly-owned by Mr Simon Israel, to Mr Simon Israel

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	4,643
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	134,640
As a percentage of issued share capital	0.0008 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.72

No. of Shares held after the change	139,283
As a percentage of issued share capital	0.0008 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	4,643	134,640
As a percentage of issued share capital	0 %	0.0008 %
No. of shares held after the change	139,283	0
As a percentage of issued share capital	0.0008 %	0 %

Footnotes	
Attachments:	Total size = **0** (2048K size limit recommended)

Close Window

Lorinda Leung

From: Lim Li Ching
Sent: Monday, July 18, 2005 12:39 PM
To: Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen
Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Monday, July 18, 2005 12:39:14 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=

Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00017
Submission Date & Time :: 18-Jul-2005 12:39:07
Broadcast Date & Time :: 18-Jul-2005 12:39:14
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)

=-=

>> CLICK HERE for t! he full announcement details.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/07/2005

TIME: 14:49:03

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Interest of Mr Simon Israel

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Monday, July 18, 2005 12:49 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

244604.pdf

ASX confirms the release to the market of Doc ID: 244604 as follows:
Release Time: 18-Jul-2005 14:48:59
ASX Code: SGT
File Name: 244604.pdf
Your Announcement Title: Notice of Interest of Mr Simon Israel

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Simon Israel
Date of last notice	17 September 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Chrysalis Holdings Ltd ("Chrysalis"), a company wholly-owned by Mr Simon Israel
Date of change	14 July 2005
No. of securities held prior to change	4,643 ordinary shares 134,640 ordinary shares – Chrysalis
Class	Ordinary
Number acquired	Transfer of 134,640 ordinary shares from Chrysalis to Mr Simon Israel
Number disposed	Transfer of 134,640 ordinary shares from Chrysalis to Mr Simon Israel
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	S$2.72 per share

+ See chapter 19 for defined terms.

No. of securities held after change	139,283 ordinary shares Nil ordinary shares – Chrysalis
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Transfer of 134,640 ordinary shares from Chrysalis to Mr Simon Israel

Part 2 – Change of director's interests in contracts

Detail of contract	NA
Nature of interest	NA
Name of registered holder (if issued securities)	NA
Date of change	NA
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	NA
Interest acquired	NA
Interest disposed	NA
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	NA
Interest after change	NA

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/07/2005

TIME: 14:50:14

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Monday, July 18, 2005 12:50 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

244605.pdf

ASX confirms the release to the market of Doc ID: 244605 as follows:
Release Time: 18-Jul-2005 14:50:09
ASX Code: SGT
File Name: 244605.pdf
Your Announcement Title: App 3Y of Mr Simon Israel

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	15-Jul-2005 17:23:49
Announcement No.	00053

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement on Date of Announcement of SingTel Group's Results for the First Quarter ended 30 June 2005
Description	
Attachments:	321-sgx.pdf Total size = **62K** (2048K size limit recommended)

Close Window

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
COMPANY REGISTRATION NUMBER: 199201624D

Date of announcement of SingTel Group's results for the first quarter ended 30 June 2005

Singapore Telecommunications Limited will be announcing its results for the first quarter ended 30 June 2005 on 4 August 2005, before the start of trading on the Singapore Exchange and the Australian Stock Exchange.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore, 15 July 2005

Lorinda Leung

From: Lim Li Ching
Sent: Friday, July 15, 2005 5:24 PM
To: Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, July 15, 2005 5:23:49 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00053
Submission Date & Time :: 15-Jul-2005 17:23:41
Broadcast Date & Time :: 15-Jul-2005 17:23:49
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement deta! ils.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/07/2005

TIME: 19:33:52

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Date for Announcement of Quarterly Results to 30 June 2005

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Friday, July 15, 2005 5:34 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

244433.pdf

ASX confirms the release to the market of Doc ID: 244433 as follows:
Release Time: 15-Jul-2005 19:33:48
ASX Code: SGT
File Name: 244433.pdf
Your Announcement Title: Date of Announcement of Results of the SingTel Group for the

Print this page

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	15-Jul-2005 17:54:41
Announcement No.	00072

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 15-07-2005
2. Name of Director * — Lee Hsien Yang
3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 14-07-2005
2. Name of Registered Holder — Dexia Trust Services Singapore Limited
3. Circumstance(s) giving rise to the interest or change in interest — Open Market Purchase

   # Please specify details — Amount of consideration (excluding brokerage and stamp duties) per share paid in item 4 is the average consideration per share.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	11,580,475
As a percentage of issued share capital	0.0695 %
No. of Shares which are subject of this notice	866,000
As a percentage of issued share capital	0.0052 %
Amount of consideration (excluding brokerage and stamp duties) per share	2.70383

No. of Shares held after the change	12,446,475
As a percentage of issued share capital	0.0747 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	698,660	16,131,220
As a percentage of issued share capital	0.0042 %	0.0968 %
No. of shares held after the change	698,660	16,997,220
As a percentage of issued share capital	0.0042 %	0.1020 %

Footnotes

Note: The deemed interest of 16,997,220 shares after the change includes:
(i) 12,446,475 ordinary shares held by Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 1,620 ordinary shares held by Lim Suet Fern, spouse of Lee Hsien Yang; and
(iii) an aggregate of up to 4,549,125 ordinary shares in SingTel awarded to Lee Hsien Yang pursuant to the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

Attachments:

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Lorinda Leung

From: Lim Li Ching
Sent: Friday, July 15, 2005 5:55 PM
To: Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen
Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, July 15, 2005 5:54:41 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00072
Submission Date & Time :: 15-Jul-2005 17:54:34
Broadcast Date & Time :: 15-Jul-2005 17:54:41
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for t! he full announcement details.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/07/2005

TIME: 20:07:36

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Interest of Director

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From:	ASX.Online@asx.com.au
Sent:	Friday, July 15, 2005 6:08 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release

244435.pdf

ASX confirms the release to the market of Doc ID: 244435 as follows:
Release Time: 15-Jul-2005 20:07:30
ASX Code: SGT
File Name: 244435.pdf
Your Announcement Title: Notice of Interest of Director

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lee Hsien Yang
Date of last notice	12 July 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. Dexia currently holds 12,446,475 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust
Date of change	14 July 2005

+ See chapter 19 for defined terms.

No. of securities held prior to change	698,660 ordinary shares 6,050,000 options 1,620 ordinary shares – Lim Suet Fern, spouse of Lee Hsien Yang 11,580,475 ordinary shares – Dexia Trust Services Singapore Limited, trustee of trust described above
Class	Ordinary
Number acquired	866,000 ordinary shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	average consideration of S$2.70383 per share
No. of securities held after change	698,660 ordinary shares 6,050,000 options 1,620 ordinary shares – Lim Suet Fern, spouse of Lee Hsien Yang 12,446,475 ordinary shares – Dexia Trust Services Singapore Limited, trustee of trust described above
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Open market purchase of shares by Dexia Trust Services Singapore Limited

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	

+ See chapter 19 for defined terms.

Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : Lee Hsien Yang has been awarded up to 4,549,125 ordinary shares in SingTel pursuant to the SingTel Executives' Performance Plan and the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/07/2005

TIME: 20:10:09

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Friday, July 15, 2005 6:10 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

244436.pdf

ASX confirms the release to the market of Doc ID: 244436 as follows:
Release Time: 15-Jul-2005 20:10:03
ASX Code: SGT
File Name: 244436.pdf
Your Announcement Title: Appendix 3Y

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	14-Jul-2005 17:14:33
Announcement No.	00035

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Voluntary liquidation of Integrated Data Services Limited
Description	
Attachments:	320-sgx.pdf Total size = **66K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT PURSUANT TO CLAUSE 704 OF THE SGX LISTING MANUAL

VOLUNTARY LIQUIDATION OF INTEGRATED DATA SERVICES LIMITED

Singapore Telecommunications Limited ("SingTel") wishes to announce that Integrated Data Services Limited (the "Company"), an indirect subsidiary of SingTel, is in voluntary liquidation and has appointed Mr Soe Win and Ms Cho Cho Myint as its liquidators.

The Company has been dormant since December 1999.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 14 July 2005

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Thursday, July 14, 2005 5:22 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

244149.pdf

ASX confirms the release to the market of Doc ID: 244149 as follows:
Release Time: 14-Jul-2005 19:21:22
ASX Code: SGT
File Name: 244149.pdf
Your Announcement Title: Voluntary liquidation of Integrated Data Services Limited

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 14/07/2005

TIME: 19:21:25

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Voluntary Liquidation of Integrated Data Services Limited

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	14-Jul-2005 12:30:34
Announcement No.	00012

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Press Release by Moody's on the Rating Impact of Joint Default Analysis (JDA) Methodology for Corporate GRIs in Asia Pacific.
Description	Attached is a Press Release made by Moody's on the above.
Attachments:	Moody14.07.05.pdf Total size = **113K** (2048K size limit recommended)

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Moody's Investors Service

Global Credit Research
Rating Action
14 JUL 2005
Save as PDF

Rating Action: Singapore Telecommunications Limited

MOODY'S ANNOUNCES RATING IMPACT OF JOINT DEFAULT ANALYSIS (JDA) METHODOLOGY FOR CORPORATE GRIs IN ASIA PACIFIC

Hong Kong, July 14, 2005 -- Moody's Investors Service published today the results of an examination of the ratings of corporate government-related entities in Asia Pacific (including Japan) in light of the introduction of its new rating methodology for Joint Default Analysis (JDA).

In April 2005, Moody's published a Rating Methodology report, entitled "The Application of Joint-Default Analysis to Government-Related Issuers". The new methodology formally disaggregates the ratings of GRIs into four components: (i) an assessment of the GRI's baseline credit risk, (ii) the default risk of the supporting government, (iii) the default dependence between the GRI and the government, and (iv) the expected level of support from the government.

The application of the new methodology resulted in 21 ratings upgraded and 39 ratings affirmed.

Below is a list of all corporate GRIs in Asia Pacific covered by the new rating methodology, together with details of all rating actions taken.

As previously indicated, in addition to the ratings assigned to issuers and debt securities, Moody's has also published ranges of methodology inputs for each GRI, as follows:

- Baseline credit assessment, on a scale of 1 (lowest credit risk) to 6 (highest credit risk)

- Foreign/domestic currency ratings of the supporting government/GRI shareholder (as published by Moody's)

- Dependence, expressed as low, medium or high

- Support, expressed as low, medium or high

For details of these input ranges for individual GRIs, please refer to Moody's Special Comment entitled "Rating Corporate Government-Related Entities in Asia Pacific", also published today, which outlines the ranges of inputs and rating outcomes for every corporate GRI in Asia Pacific by country.

Australia

* SingTel Optus Limited *

- Optus Finance Pty Limited -- Backed Senior Unsecured Domestic Currency Debt Rating -- Upgraded to Aa3/STA from A2/STA

- Optus Finance Pty Limited -- Backed Senior Unsecured Foreign Currency Debt Rating -- Upgraded to Aa3/STA from A2/STA

* Snowy Hydro Limited *

- Snowy Hydro Limited -- Senior Unsecured Domestic Currency Debt Rating -- Upgraded to A3/STA from Baa1/STA

* SPI Australia Holdings (Partnership) Ltd Pt *

- SPI Australia Holdings (Partnership) Ltd Pt -- Senior Unsecured Domestic Currency Debt Rating -- Affirmed at A1/STA

- SPI Australia Holdings (Partnership) Ltd Pt -- Senior Unsecured Foreign Currency Debt Rating -- Affirmed at A1/STA

- SPI Electricity & Gas Australia Hldgs Pty Ltd -- Senior Unsecured Domestic Currency Debt Rating -- Affirmed at A1/STA

- SPI Electricity & Gas Australia Hldgs Pty Ltd -- Senior Unsecured Foreign Currency Debt Rating -- Affirmed at A1/STA

- SPI Electricity Pty Ltd -- Senior Unsecured Foreign Currency Debt Rating -- Affirmed at A1/STA

* Telstra Corporation Limited *

- Telstra Corporation Limited -- Long Term Foreign Currency Issuer Rating -- Affirmed at A1/NEG

- Telstra Corporation Limited -- Senior Unsecured Domestic Currency Debt Rating -- Affirmed at A1/NEG

- Telstra Corporation Limited -- Senior Unsecured Foreign Currency Debt Rating -- Affirmed at A1/NEG

- Telstra Corporation Limited -- Short Term Foreign Currency Commercial Paper Rating -- Affirmed at P-1/NEG

- Telstra Corporation Limited -- Short Term Issuer Rating -- Affirmed at P-1/NEG

China

* China Merchants Holdings International Co Ltd *

- China Merchants Holdings International Co Ltd -- Long Term Foreign Currency Issuer Rating -- Affirmed at Baa2/STA

- CMHI Finance (Cayman) Inc. -- Backed Senior Unsecured Foreign Currency Debt Rating -- Affirmed at Baa2/STA

* China Mobile (Hong Kong) Limited *

- China Mobile (Hong Kong) Limited -- Senior Unsecured Foreign Currency Debt Rating -- Affirmed at A3/RFPU

* China National Offshore Oil Corporation *

- China National Offshore Oil Corporation -- Long Term Foreign Currency Issuer Rating -- Affirmed at A2/RFPD

* China Overseas Land & Investment Limited *

- China Overseas Finance (Cayman) I Limited -- Backed Senior Unsecured Foreign Currency Debt Rating -- Affirmed at Baa3/STA

- China Overseas Land & Investment Limited -- Long Term Foreign Currency Issuer Rating -- Affirmed at Baa3/STA

* CITIC Hong Kong Holdings Ltd. *

- CITIC Hong Kong Finance Ltd. -- Backed Senior Unsecured Domestic Currency Debt Rating -- Affirmed at Ba1/STA

* CITIC Pacific Limited *

- CITIC Pacific Finance (2001) Limited -- Backed Senior Unsecured Foreign Currency Debt Rating -- Affirmed at Baa3/STA

- CITIC Pacific Limited -- Long Term Foreign Currency Issuer Rating -- Affirmed at Baa3/STA

* CNOOC Limited *

- CNOOC Finance (2002) Limited -- Backed Senior Unsecured Domestic Currency Debt Rating -- Affirmed at A2/RFPD

- CNOOC Finance (2003) Limited -- Backed Senior Unsecured Domestic Currency Debt Rating -- Affirmed at A2/RFPD

- CNOOC Limited -- Long Term Foreign Currency Issuer Rating -- Affirmed at A2/RFPD

* GH Water Supply (Holdings) Limited *

- GH Water Supply (Holdings) Limited -- Backed Senior Secured Bank Credit Facility (Domestic Currency) -- Affirmed at Ba3/STA

- GH Water Supply (Holdings) Limited -- Long Term Domestic Currency Corporate Family Rating -- Affirmed at Ba2/STA

Hong Kong

* Kowloon-Canton Railway Corporation *

- Kowloon-Canton Railway Corporation -- Long Term Domestic Currency Issuer Rating -- Affirmed at Aa3/STA

- Kowloon-Canton Railway Corporation -- Long Term Foreign Currency Issuer Rating -- Affirmed at A1/STA

- Kowloon-Canton Railway Corporation -- Senior Unsecured Domestic Currency Debt Rating -- Affirmed at Aa3/STA

- Kowloon-Canton Railway Corporation -- Senior Unsecured Foreign Currency Debt Rating -- Upgraded to Aa3/STA from A1/STA

- Kowloon-Canton Railway Corporation -- Short Term Issuer Rating -- Affirmed at P-1/STA

* MTR Corporation Limited *

- MTR Corporation (C.I.) Limited -- Backed Senior Unsecured Foreign Currency Debt Rating -- Upgraded to Aa3/STA from A1/STA

- MTR Corporation Limited -- Long Term Foreign Currency Issuer Rating -- Affirmed at A1/STA

- MTR Corporation Limited -- Senior Unsecured Domestic Currency Debt Rating -- Affirmed at Aa3/STA

- MTR Corporation Limited -- Senior Unsecured Foreign Currency Debt Rating -- Upgraded to Aa3/STA from A1/STA

- MTR Corporation Limited -- Short Term Issuer Rating -- Affirmed at P-1/STA

India

* Indian Oil Corporation Ltd *

- Indian Oil Corporation Ltd -- Long Term Foreign Currency Issuer Rating -- Upgraded to Baa3/STA from Ba2/RFPU

* National Thermal Power Corporation *

Indonesia

* Excelcomindo Pratama (P.T.) *

- Excelcomindo Finance Company B.V. -- Backed Senior Unsecured Foreign Currency Debt Rating -- Affirmed at B1/STA

- Excelcomindo Pratama (P.T.) -- Long Term Domestic Currency Corporate Family Rating -- Affirmed at Ba3/STA

* Indosat Tbk. (P.T.) *

- Indosat Finance Company B.V. -- Backed Senior Unsecured Foreign Currency Debt Rating -- Upgraded to Ba3/POS from B1/POS

- Indosat International Finance Company B.V. -- Backed Senior Unsecured Foreign Currency Debt Rating -- Upgraded to Ba3/POS from B1/POS

- Indosat Tbk. (P.T.) -- Long Term Domestic Currency Issuer Rating -- Upgraded to Ba1/POS from Ba2/POS

- Indosat Tbk. (P.T.) -- Long Term Domestic Currency Corporate Family Rating -- Upgraded to Ba1/POS from Ba2/POS

* Perusahaan Gas Negara (P.T.) *

- Perusahaan Gas Negara (P.T.) -- Long Term Domestic Currency Corporate Family Rating -- Upgraded to Ba2/STA from Ba3/STA

- PGN Euro Finance 2003 Ltd. -- Backed Senior Unsecured Foreign Currency Debt Rating -- Upgraded to B1/POS from B2/POS

* PT Aneka Tambang (Persero) Tbk (Antam) *

- Antam Finance Limited -- Backed Senior Unsecured Foreign Currency Debt Rating -- Outlook changed to B2/POS from B2/STA

- PT Aneka Tambang (Persero) Tbk (Antam) -- Long Term Domestic Currency Corporate Family Rating -- Upgraded to B1/STA from B2/STA

* Telekomunikasi Indonesia (P.T.) *

- Telekomunikasi Indonesia (P.T.) -- Long Term Domestic Currency Corporate Family Rating -- Upgraded to Ba1/STA from Ba3/RFPU

* Telekomunikasi Selular (P.T.) *

- Telekomunikasi Selular (P.T.) -- Long Term Domestic Currency Issuer Rating -- Upgraded to Baa2/STA from Ba2/RFPU

Japan

* Hanshin Expressway Public Corporation *

- Hanshin Expressway Public Corporation -- Long Term Domestic Currency Issuer Rating -- Affirmed at A2/STA

- Hanshin Expressway Public Corporation -- Senior Secured Domestic Currency Debt Rating -- Affirmed at A2/STA

* Japan Highway Public Corp. *

- Japan Highway Public Corp. -- Backed Senior Secured Foreign Currency Debt Rating -- Affirmed at

Aaa/STA

- Japan Highway Public Corp. -- Long Term Domestic Currency Issuer Rating -- Affirmed at A2/STA

- Japan Highway Public Corp. -- Senior Secured Domestic Currency Debt Rating -- Affirmed at A2/STA

* Japan Tobacco, Inc. *

- Japan Tobacco, Inc. -- Long Term Foreign Currency Issuer Rating -- Upgraded to Aa2/STA from Aa3/STA

- Japan Tobacco, Inc. -- Senior Secured Domestic Currency Debt Rating -- Upgraded to Aa2/STA from Aa3/STA

- Japan Tobacco, Inc. -- Senior Secured Foreign Currency Debt Rating -- Upgraded to Aa2/STA from Aa3/STA

- JT Capital (U.K.) Plc -- Backed Senior Unsecured Foreign Currency Debt Rating -- Upgraded to Aa2/STA from Aa3/STA

* Nippon Telegraph and Telephone Corporation *

- Nippon Telegraph and Telephone Corporation -- Long Term Domestic Currency Issuer Rating -- Affirmed at Aa2/STA

- Nippon Telegraph and Telephone Corporation -- Long Term Foreign Currency Issuer Rating -- Affirmed at Aa2/STA

- Nippon Telegraph and Telephone Corporation -- Senior Secured Domestic Currency Debt Rating -- Affirmed at Aa2/STA

- Nippon Telegraph and Telephone Corporation -- Senior Secured Foreign Currency Debt Rating -- Affirmed at Aa2/STA

- Nippon Telegraph and Telephone Corporation -- Short Term Domestic Currency Commercial Paper Rating -- Affirmed at P-1/STA

- NTT Leasing Co., Ltd. (formerly NTT Finance Japan Co., Ltd.) -- Backed Senior Unsecured Foreign Currency Debt Rating -- Affirmed at Aa2/STA

* Urban Renaissance Agency *

- Urban Renaissance Agency -- Long Term Domestic Currency Issuer Rating -- Affirmed at A2/STA

- Urban Renaissance Agency -- Senior Secured Domestic Currency Debt Rating -- Affirmed at A2/STA

Korea

* Korea East-West Power Co., Ltd. *

- Korea East-West Power Co., Ltd. -- Long Term Domestic Currency Issuer Rating -- Affirmed at A1/STA

- Korea East-West Power Co., Ltd. -- Senior Unsecured Foreign Currency Debt Rating -- Affirmed at A2/STA

* Korea Electric Power Corporation *

- Korea Electric Power Corporation -- Long Term Domestic Currency Issuer Rating -- Affirmed at A1/STA

- Korea Electric Power Corporation -- Senior Unsecured Foreign Currency Debt Rating -- Affirmed at A2/STA

* Korea Gas Corporation *

- Korea Gas Corporation -- Long Term Foreign Currency Issuer Rating -- Affirmed at A3/STA

- Korea Gas Corporation -- Senior Unsecured Foreign Currency Debt Rating -- Affirmed at A3/STA

* Korea Highway Corporation *

- Korea Highway Corporation -- Senior Unsecured Foreign Currency Debt Rating -- Affirmed at A3/STA

* Korea Hydro and Nuclear Power Company Limited *

- Korea Hydro and Nuclear Power Company Limited -- Long Term Domestic Currency Issuer Rating -- Affirmed at A1/STA

- Korea Hydro and Nuclear Power Company Limited -- Senior Unsecured Foreign Currency Debt Rating -- Affirmed at A2/STA

* Korea Land Corporation *

- Korea Land Corporation -- Long Term Foreign Currency Issuer Rating -- Affirmed at A3/STA

- Korea Land Corporation -- Senior Unsecured Foreign Currency Debt Rating -- Affirmed at A3/STA

* Korea Midland Power Co., Ltd. *

- Korea Midland Power Co., Ltd. -- Long Term Domestic Currency Issuer Rating -- Affirmed at A1/STA

- Korea Midland Power Co., Ltd. -- Senior Unsecured Foreign Currency Debt Rating -- Affirmed at A2/STA

* Korea National Housing Corporation *

- Korea National Housing Corporation -- Long Term Foreign Currency Issuer Rating -- Affirmed at A3/STA

- Korea National Housing Corporation -- Senior Unsecured Foreign Currency Debt Rating -- Affirmed at A3/STA

* Korea South-East Power Co., Ltd. *

- Korea South-East Power Co., Ltd. -- Long Term Domestic Currency Issuer Rating -- Affirmed at A1/STA

- Korea South-East Power Co., Ltd. -- Senior Unsecured Foreign Currency Debt Rating -- Affirmed at A2/STA

* Korea Southern Power Co., Ltd *

- Korea Southern Power Co., Ltd -- Long Term Domestic Currency Issuer Rating -- Affirmed at A1/STA

- Korea Southern Power Co., Ltd -- Senior Unsecured Foreign Currency Debt Rating -- Affirmed at A2/STA

* Korea Water Resources Corporation *

- Korea Water Resources Corporation -- Long Term Domestic Currency Issuer Rating -- Affirmed at A2/STA

- Korea Water Resources Corporation -- Senior Unsecured Foreign Currency Debt Rating -- Upgraded to A2/STA from A3/STA

Malaysia

* Malaysia International Shipping Corp. Berhad *

- Malaysia International Shipping Corp. Berhad -- Long Term Domestic Currency Issuer Rating -- Upgraded to A2/STA from Baa1/POS

- - MISC Capital (L) Limited -- Backed Senior Unsecured Foreign Currency Debt Rating -- Upgraded to A2/STA from Baa1/STA

* Petroliam Nasional Berhad *

- Petroliam Nasional Berhad -- Long Term Domestic Currency Issuer Rating -- Upgraded to A1/STA from A2/POS

- Petroliam Nasional Berhad -- Senior Unsecured Foreign Currency Debt Rating -- Upgraded to A1/STA from A2/POS

- Petronas Capital Ltd -- Backed Senior Unsecured Foreign Currency Debt Rating -- Upgraded to A1/STA from A2/STA

* Telekom Malaysia Berhad *

- Telekom Malaysia Berhad -- Senior Unsecured Foreign Currency Debt Rating -- Upgraded to A2/STA from A3/STA

- TM Global Incorporated -- Backed Senior Unsecured Foreign Currency Debt Rating -- Upgraded to A2/STA from A3/STA

* Tenaga Nasional Berhad *

- Tenaga Nasional Berhad -- Senior Unsecured Foreign Currency Debt Rating -- Upgraded to Baa1/STA from Baa2/STA

- TNB Capital (L) Ltd -- Backed Senior Unsecured Foreign Currency Debt Rating -- Upgraded to Baa1/STA from Baa2/STA

New Zealand

* Air New Zealand Limited *

- Air New Zealand Limited -- Long Term Foreign Currency Issuer Rating -- Upgraded to Ba1/STA from Ba2/STA

* Housing New Zealand Limited *

- Housing New Zealand Limited -- Senior Unsecured Domestic Currency Debt Rating -- Affirmed at Aaa/STA

- Housing New Zealand Limited -- Senior Unsecured Foreign Currency Debt Rating -- Affirmed at Aaa/STA

- Housing New Zealand Limited -- Short Term Issuer Rating -- Affirmed at P-1/STA

* Transpower New Zealand Limited *

- Transpower Finance Limited -- Backed Senior Unsecured Domestic Currency Debt Rating -- Affirmed at Aa2/STA

- Transpower Finance Limited -- Backed Senior Unsecured Foreign Currency Debt Rating -- Affirmed at Aa2/STA

- Transpower Finance Limited -- Backed Short Term Foreign Currency Commercial Paper Rating -- Affirmed at P-1/STA

- Transpower New Zealand Limited -- Senior Unsecured Foreign Currency Debt Rating -- Affirmed at Aa2/STA

- Transpower New Zealand Limited -- Short Term Domestic Currency Commercial Paper Rating -- Affirmed at P-1/STA

- Transpower New Zealand Limited -- Short Term Issuer Rating -- Affirmed at P-1/STA

The Philippines

* Globe Telecom, Inc. *

- Globe Telecom, Inc. -- Long Term Domestic Currency Corporate Family Rating -- Affirmed at Baa3/POS

- Globe Telecom, Inc. -- Senior Unsecured Foreign Currency Debt Rating -- Upgraded to Ba2/NEG from Ba3/POS

* National Power Corporation *

- National Power Corporation -- Backed Senior Unsecured Domestic Currency Debt Rating -- Affirmed at B1/NEG

- National Power Corporation -- Backed Senior Unsecured Foreign Currency Debt Rating -- Affirmed at B1/NEG

Singapore

* PSA Corporation (The) *

- PSA Corporation (The) -- Senior Unsecured Foreign Currency Debt Rating -- Affirmed at Aaa/STA

* Singapore Power Limited *

- Singapore Power Limited -- Long Term Foreign Currency Issuer Rating -- Affirmed at Aa1/STA

* Singapore Technologies Engineering Ltd. *

- Singapore Technologies Engineering Ltd. -- Long Term Foreign Currency Issuer Rating -- Affirmed at Aaa/STA

* Singapore Telecommunications Limited *

- Singapore Telecommunications Limited -- Senior Unsecured Domestic Currency Debt Rating -- Upgraded to Aa2/STA from A1/STA

- Singapore Telecommunications Limited -- Senior Unsecured Foreign Currency Debt Rating -- Upgraded to Aa2/STA from A1/STA

* SP PowerAssets Ltd *

- SP PowerAssets Ltd -- Long Term Domestic Currency Issuer Rating -- Affirmed at Aa1/STA

- SP PowerAssets Ltd -- Senior Unsecured Domestic Currency Debt Rating -- Affirmed at Aa1/STA

- SP PowerAssets Ltd -- Senior Unsecured Foreign Currency Debt Rating -- Affirmed at Aa1/STA

* STATS ChipPAC Ltd. *

- STATS ChipPAC Ltd. -- Long Term Domestic Currency Corporate Family Rating -- Affirmed at Ba2/STA

- STATS ChipPAC Ltd. -- Senior Unsecured Foreign Currency Debt Rating -- Affirmed at Ba2/STA

* Temasek Holdings (Private) Limited *

- Temasek Holdings (Private) Limited -- Long Term Domestic Currency Issuer Rating -- Affirmed at Aaa/STA

- Temasek Holdings (Private) Limited -- Long Term Foreign Currency Issuer Rating -- Affirmed at Aaa/STA

Thailand

* Aromatics (Thailand) Public Company Ltd (The) *

- Aromatics (Thailand) Public Company Ltd (The) -- Long Term Domestic Currency Issuer Rating -- Affirmed at (P)Baa3/STA

- Aromatics (Thailand) Public Company Ltd (The) -- Senior Unsecured Foreign Currency Debt Rating -- Affirmed at (P)Baa3/STA

* Electricity Generating Authority of Thailand *

- Electricity Generating Authority of Thailand -- Structured Issue Rating -- Affirmed at A1/STA

* PTT Exploration & Production Public Co. Ltd. *

- PTT Exploration & Production Public Co. Ltd. -- Long Term Domestic Currency Issuer Rating -- A2/STA assigned

- PTT Exploration & Production Public Co. Ltd. -- Senior Unsecured Foreign Currency Debt Rating -- Upgraded to A2/STA from Baa1/STA

- PTT Exploration and Production Int'l. Ltd. -- Backed Senior Unsecured Foreign Currency Debt Rating -- Upgraded to A2/STA from Baa1/STA

* PTT Public Company Limited *

- PTT Public Company Limited -- Long Term Domestic Currency Issuer Rating -- Upgraded to A2/STA from A3/STA

- PTT Public Company Limited -- Long Term Foreign Currency Issuer Rating -- Affirmed at Baa1/STA

- PTT Public Company Limited -- Senior Unsecured Foreign Currency Debt Rating -- Upgraded to A2/STA from Baa1/STA

* Thai Oil Public Company Ltd *

- Thai Oil Public Company Ltd -- Senior Unsecured Foreign Currency Debt Rating -- Affirmed at Baa1/STA

* Thai Olefins Public Company Limited *

- Thai Olefins Public Company Limited -- Long Term Domestic Currency Issuer Rating -- Affirmed at Baa3/STA

- Thai Olefins Public Company Limited -- Senior Unsecured Foreign Currency Debt Rating -- Affirmed at Baa3/STA

Hong Kong
Clara Lau / Tomomichi Nagaoka
SVP / SVP
Corporate Finance Group
Moody's Asia Pacific Ltd.
Telephone: 852-2509-0200
Facsimile: 852-2509-0165

Brian Cahill / Takahiro Morita
Analyst
Corporate Finance Group

of any kind and MOODY'S, in particular, makes no representation or warranty, express or implied, as to the accuracy, timeliness, completeness, merchantability or fitness for any particular purpose of any such information. Under no circumstances shall MOODY'S have any liability to any person or entity for (a) any loss or damage in whole or in part caused by, resulting from, or relating to, any error (negligent or otherwise) or other circumstance or contingency within or outside the control of MOODY'S or any of its directors, officers, employees or agents in connection with the procurement, collection, compilation, analysis, interpretation, communication, publication or delivery of any such information, or (b) any direct, indirect, special, consequential, compensatory or incidental damages whatsoever (including without limitation, lost profits), even if MOODY'S is advised in advance of the possibility of such damages, resulting from the use of or inability to use, any such information. The credit ratings and financial reporting analysis observations, if any, constituting part of the information contained herein are, and must be construed solely as, statements of opinion and not statements of fact or recommendations to purchase, sell or hold any securities. NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY'S IN ANY FORM OR MANNER WHATSOEVER. Each rating or other opinion must be weighed solely as one factor in any investment decision made by or on behalf of any user of the information contained herein, and each such user must accordingly make its own study and evaluation of each security and of each issuer and guarantor of, and each provider of credit support for, each security that it may consider purchasing, holding or selling.

MOODY'S hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MOODY'S have, prior to assignment of any rating, agreed to pay to MOODY'S for appraisal and rating services rendered by it fees ranging from $1,500 to $2,400,000. Moody's Corporation (MCO) and its wholly-owned credit rating agency subsidiary, Moody's Investors Service (MIS), also maintain policies and procedures to address the independence of MIS's ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually on Moody's website at www.moodys.com under the heading "Shareholder Relations - Corporate Governance - Director and Shareholder Affiliation Policy."

Lorinda Leung

From: Lim Li Ching

Sent: Thursday, July 14, 2005 12:31 PM

To: Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, July 14, 2005 12:30:34 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

```
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00012
Submission Date & Time :: 14-Jul-2005 12:30:27
Broadcast Date & Time :: 14-Jul-2005 12:30:34
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
```

>> CLICK HERE for the full announcement deta! ils.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 14/07/2005

TIME: 14:45:03

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Moody's Press Rel: Rating Impact of JDA Methodogy

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Thursday, July 14, 2005 12:45 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

244039.pdf

ASX confirms the release to the market of Doc ID: 244039 as follows:
Release Time: 14-Jul-2005 14:44:59
ASX Code: SGT
File Name: 244039.pdf
Your Announcement Title: Press Release by Moody Investors Service on Rating Impact of

Print this page

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	12-Jul-2005 17:06:35
Announcement No.	00023

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 11-07-2005
2. Name of Director * — Lee Hsien Yang
3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 08-07-2005
2. Name of Registered Holder — Dexia Trust Services Singapore Limited
3. Circumstance(s) giving rise to the interest or change in interest — Open Market Purchase

Please specify details

Details of SingTel shares bought by Dexia Trust Services Singapore Limited from 7 July 2005 - 8 July 2005
700,000 shares on 7 July 2005 at S$2.69714 per share
916,000 shares on 8 July 2005 at S$2.70563 per share

Amount of consideration (excluding brokerge and stamp duties) per share paid in item 4 is the average consideration per share.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	9,964,475
As a percentage of issued share capital	0.0598 %
No. of Shares which are subject of this notice	1,616,000

Lorinda Leung

From: Lim Li Ching

Sent: Tuesday, July 12, 2005 5:07 PM

To: Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen

Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, July 12, 2005 5:06:35 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00023
Submission Date & Time :: 12-Jul-2005 17:06:28
Broadcast Date & Time :: 12-Jul-2005 17:06:35
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for t! he full announcement details.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/07/2005

TIME: 19:13:50

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Interest of Director

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lee Hsien Yang
Date of last notice	29 June 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. Dexia currently holds 11,580,475 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust
Date of change	a) 7 July 2005 b) 8 July 2005

No. of securities held prior to change	698,660 ordinary shares 6,050,000 options 1,620 ordinary shares – Lim Suet Fern, spouse of Lee Hsien Yang 9,964,475 ordinary shares – Dexia Trust Services Singapore Limited, trustee of trust described above
Class	Ordinary
Number acquired	a) 700,000 ordinary shares b) 916,000 ordinary shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	a) S$2.69714 per share b) S$2.70563 per share
No. of securities held after change	698,660 ordinary shares 6,050,000 options 1,620 ordinary shares – Lim Suet Fern, spouse of Lee Hsien Yang 11,580,475 ordinary shares – Dexia Trust Services Singapore Limited, trustee of trust described above
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Open market purchase of shares by Dexia Trust Services Singapore Limited

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	

Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : Lee Hsien Yang has been awarded up to 4,549,125 ordinary shares in SingTel pursuant to the SingTel Executives' Performance Plan and the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/07/2005

TIME: 19:16:31

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

Lorinda Leung

From:	ASX.Online@asx.com.au
Sent:	Tuesday, July 12, 2005 5:17 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release

243638.pdf

ASX confirms the release to the market of Doc ID: 243638 as follows:
Release Time: 12-Jul-2005 19:16:29
ASX Code: SGT
File Name: 243638.pdf
Your Announcement Title: Appendix 3Y

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Tuesday, July 12, 2005 5:14 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

243636.pdf

ASX confirms the release to the market of Doc ID: 243636 as follows:
Release Time: 12-Jul-2005 19:13:48
ASX Code: SGT
File Name: 243636.pdf
Your Announcement Title: Notice of Interest of Director

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Lim Li Ching (Ms)
Designation *	Assistant Company Secretary
Date & Time of Broadcast	06-Jul-2005 11:15:30
Announcement No.	00014

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Monthly Report on quotation of CHESS Units of Foreign Financial Products relating to shares of Singapore Telecommunications Limited on the Australian Stock Exchange Limited
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as required by ASX in accordance with its quotation arrangements.
Attachments:	App3B-300605-sgx.pdf Total size = **322K** (2048K size limit recommended)

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Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests ("CDIs") issued over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	At 31 May 2005 720,120,748 Net transfers* 77,059,261 At 30 June 2005 + 797,180,009 * Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST") + This includes 3,448,209 shares held by Chess Depositary Nominees Pty Ltd under the SingTel Australian Tax Deferred Share Plan 2003 for which quotation is also being sought.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See item 1 above

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Transfers between CDIs and ordinary shares listed on SGX-ST
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	See item 2 above

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
797,180,009 (as at 30 June 2005)	CDIs issued over ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
15,856,431,157 (as at 30 June 2005)	Unquoted ordinary shares (including 10,413,676,799 ordinary shares held by Temasek Holdings (Private) Limited) which are listed on the SGX-ST
119,639,662 (as at 30 June 2005)	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1 (item 2)

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 6 July 2005

Print name: Lim Li Ching (Ms)
Assistant Company Secretary

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN 096701567

Top 20 holders of ORD & DEF GROUPED

C1 / ORD & DEF GROUPED

Rank	Name	Units	% of CUFS
1	WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	171,792,941	21.55
2	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	106,969,274	13.42
3	NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC	99,038,798	12.42
4	COGENT NOMINEES PTY LIMITED PO BOX R209 ROYAL EXCHANGE NSW	27,992,566	3.51
5	UBS NOMINEES PTY LTD <PRIME BROKING A/C> LEVEL 25 1 FARRER PLACE GOVERNOR PHILLIP TOWER SYDNEY NSW	21,483,089	2.69
6	CITICORP NOMINEES PTY LIMITED GPO BOX 764G MELBOURNE VIC	19,101,060	2.40
7	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED GPO BOX 5430 SYDNEY NSW	16,838,388	2.11
8	WESTPAC FINANCIAL SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	16,198,842	2.03
9	CITICORP NOMINEES PTY LIMITED <CFS WSLE 452 AUST SHARE A/C> GPO BOX 764G MELBOURNE VIC	13,500,013	1.69
10	ANZ NOMINEES LIMITED GPO BOX 2842AA MELBOURNE VIC	13,283,789	1.67
11	CITICORP NOMINEES PTY LIMITED <CFS WSLE AUST SHARE FND A/C> GPO BOX 764G MELBOURNE VIC	13,172,396	1.65
12	IAG NOMINEES PTY LIMITED LEVEL 8 388 GEORGE STREET SYDNEY NSW	11,470,183	1.44
13	EQUIPART NOMINEES PTY LTD LEVEL 41 120 COLLINS STREET MELBOURNE VIC	11,321,057	1.42
14	PSS BOARD C/O J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	11,274,412	1.41
15	AMP LIFE LIMITED PO BOX R209 ROYAL EXCHANGE NSW	10,728,144	1.35
16	CITICORP NOMINEES PTY LIMITED <CFS WSLE INDUSTRIAL SHR A/C> GPO BOX 764G MELBOURNE VIC	10,625,410	1.33
17	SUNCORP CUSTODIAN SERVICES PTY LIMITED <AET> GPO BOX 519 BRISBANE QLD	10,403,270	1.31
18	CITICORP NOMINEES PTY LIMITED <CFS WSLE IMPUTATION FND A/C> GPO BOX 764G MELBOURNE VIC	8,554,076	1.07
19	CSS BOARD C/O J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	7,972,972	1.00
20	GOVERNMENT SUPERANNUATION OFFICE (A/C STATE SUPER FUND) C/- NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC	7,854,044	0.99
Total		609,574,724	76.46

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/07/2005

TIME: 12:53:30

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Top 20 holders of CUFS as at 30 June 2005

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lee Bee Chin

From: ASX.Online@asx.com.au
Sent: 06 July, 2005 10:54 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

242357.pdf

ASX confirms the release to the market of Doc ID: 242357 as follows:
Release Time: 06-Jul-2005 12:53:29
ASX Code: SGT
File Name: 242357.pdf
Your Announcement Title: Top 20 holders of CUFS as at 30 June 2005

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/07/2005

TIME: 12:52:19

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lee Bee Chin

From: ASX.Online@asx.com.au
Sent: 06 July, 2005 10:53 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

242356.pdf

ASX confirms the release to the market of Doc ID: 242356 as follows:
Release Time: 06-Jul-2005 12:52:09
ASX Code: SGT
File Name: 242356.pdf
Your Announcement Title: Appendix 3B